

Mail Stop 7010

July 15, 2008

Via U.S. mail and facsimile

Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

   RE: Form 10-K for the fiscal year ended June 30, 2007
      File No. 001-06370

Dear Mr. Smith:

  We have completed our review of your Form 10-K and have no further comments at this time.

  If you have any questions regarding our comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        John Hartz
        Senior Assistant Chief Accountant